SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-51589

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

New England Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New England Bancshares, Inc.
855 Enfield Street
Enfield, Connecticut 06082

[Letterhead of Shatswell, MacLeod & Company, P.C.]

Plan Administrator
New England Bank Employees’ Savings & Profit Sharing Plan and Trust
Enfield, Connecticut

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the New England Bank Employees’ Savings & Profit Sharing Plan and Trust (Plan), as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011 and the supplemental schedule of assets (held at end of year) as of December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and was derived from and directly relates to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
June 22, 2012

[Letterhead of Shatswell, MacLeod & Company, P.C.]

Plan Administrator
New England Bank Employees’ Savings & Profit Sharing Plan and Trust
Enfield, Connecticut

INDEPENDENT AUDITORS’ REPORT

We have audited the accompanying statement of net assets available for benefits of the New England Bank Employees’ Savings & Profit Sharing Plan and Trust (Plan), as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011 and the supplemental schedule of assets (held at end of year) as of December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and was derived from and directly relates to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
June 22, 2012

NEW ENGLAND BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS:
Investments, at fair value:
New England Bancshares, Inc. Stock fund (includes $31,467 and $40,938 of cash equivalents at December 31, 2011 and 2010, respectively)	$1,080,840	$757,423
Common Trust funds	2,937,033	2,575,692
Notes receivable from participants	72,503	61,328
Total assets	4,090,376	3,394,443

LIABILITIES:
Other	-	-
Total liabilities	-	-

Net assets available for benefits	$4,090,376	$3,394,443

The accompanying notes are an integral part of these financial statements.

NEW ENGLAND BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

Additions:
Investment income:
Net appreciation in fair value of investments	$265,845
Interest	519
Dividends	11,141
277,505

Interest income from notes receivable from participant loans	3,495

Contributions:
Employer	136,491
Participants	391,948
Rollovers from participants	19,212
547,651
Total additions	828,651

Deductions:
Benefit payments to participants	106,766
Administrative expenses	24,082
Other fees	1,870
Total deductions	132,718

Net increase	695,933

Net assets available for benefits:
Beginning of year	3,394,443
End of year	$4,090,376

The accompanying notes are an integral part of these financial statements.

NEW ENGLAND BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The New England Bank Employees’ Savings & Profit Sharing Plan and Trust (Plan) is a defined contribution plan that is available to all employees of New England Bank (Bank).  The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description provides only general information about the Plan.  Participants should refer to the Plan Agreement for a more complete description of the Plan.

The Bank is the administrator of the Plan.  Reliance Trust Company is the trustee of the Plan.  Pentegra Services, Inc. provides recordkeeping services.

Summary of Plan Provisions:

Eligibility and Entry Dates:  There is no age requirement.

Employees are eligible for membership in the Plan on the first day of the month coinciding with or next following the completion of six months of employment.

Contributions:  Participants may elect to contribute a pre-tax salary deferral of 1% to 100% of Plan salary, subject to IRS limits.  Employees are not required to contribute in order to participate in the Plan.

The Plan allows Roth contributions by participants.  Roth contributions amounted to $10,162 in 2011.

The Plan allows rollover contributions of eligible rollover distributions from any other IRS qualified retirement plan or IRA.  Participant rollover contributions were $19,212 in 2011.

The Bank matches 50% of the first 6% of employee contributions.

Vesting:  If employment is terminated for reasons other than death, disability or retirement, then participants are entitled to receive only their vested percentage of their account balance.

Participants are always 100% vested in employee salary deferrals, rollover and Roth contributions and employer matching contributions.

Normal Retirement Age:  Normal retirement age is 65.

Summary of Accounting Policies:

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition - Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefits are recorded when paid.  Hardship withdrawals are allowed.

Participant Account - Each participant's account is credited with the participant's contribution and a proportionate allocation of any Bank contribution and plan earnings.

Participant Loans - Loans are allowed in accordance with rules and regulations outlined in a written loan policy.  Participant loans are limited to no more than 50% of a participant’s vested account balance, or $50,000, if less.

Administrative Expenses – Certain expenses, including trustee, custodian and recordkeeping services are paid from participants’ investment funds.  Other administrative expenses relating to the Plan are paid by the employer.

2.	TAX STATUS

The Plan obtained its latest determination letter on April 18, 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits.

		Fair Value Measurements Using
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011
Money market funds	$31,467	$31,467	$-	$-
Common Trust funds	2,937,033	-	2,937,033	-
New England Bancshares, Inc. common stock	1,049,373	1,049,373	-	-
Total	$4,017,873	$1,080,840	$2,937,033	$-

		Fair Value Measurements Using
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010
Money market funds	$40,938	$40,938	$-	$-
Common Trust funds	2,575,692	-	2,575,692	-
New England Bancshares, Inc. common stock	716,485	716,485	-	-
Total	$3,333,115	$757,423	$2,575,692	$-

ASC 820 “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels:  Level 1 inputs consist of the unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets and Level 3 inputs to the valuation methodology are unobservable and have the lowest priority.  The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 3 inputs were only used when Level 1 or Level 2 inputs are not available.

Level 1 Fair Value Measurements

The fair value of money market funds is based on net asset value (NAV) of the shares held by the Plan at year-end.  New England Bancshares, Inc. common stock is based on quoted prices of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The fair value of Common Trust funds is measured at net asset value per unit (NAV).  The NAV’s are published to external sources, therefore Common Trust funds are generally not deemed to have a readily determinable fair value in the current accounting framework.

4.	INVESTMENTS

The Plan offers various investment options, primarily State Street Global Advisors Common Trust funds and the New England Bancshares, Inc. Stock fund.  New England Bancshares, Inc. is the bank holding company for New England Bank.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $265,845, as follows:

Common Trust funds	$42,913
New England Bancshares, Inc. common stock	222,932
$265,845

The following investment securities represent five percent or more of the Plan’s net assets at December 31:

	Fair Value
Investment	2011	2010
New England Bancshares, Inc, common stock, 99,374 and 90,125 shares, respectively	$1,049,373	$716,485
Invesco Stable Value Fund	282,882	248,778
State Street Investors Moderate Strategic Balanced SL Fund	451,905	388,364
State Street Investors Aggressive Strategic Balanced SL Fund	248,661	199,150
State Street Investors S&P SL Series Index Fund	215,625	195,393
State Street Investors S&P Midcap Index SL Series Fund	341,097	312,721
State Street Investors STIF	215,817	202,583

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a full Plan termination, participants will become 100 percent vested in their accounts.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2011	2010
Net assets available for benefits per the financial statements	$4,090,376	$3,394,443
Difference	0	0

Net assets per Schedule H of Form 5500	$4,090,376	$3,394,443

The following is a reconciliation of the net increase per the financial statements to Form 5500 for the year ended December 31, 2011:

2011
Net increase in net assets per the financial statements	$695,933
Difference	0
Net increase in net assets per Schedule H of Form 5500	$695,933

NEW ENGLAND BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
EMPLOYER IDENTIFICATION #06-1522403
PLAN #002
SUPPLEMENTAL SCHEDULE

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2011

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Enfield Stock	Common Stock	709,780	1,080,840
	State Street Global Advisors	Short Term Investment Fund CL A	215,803	215,803
	State Street Global Advisors	U.S. Short Term Investment Fund CL A	10,729	10,729
	Invesco National Trust Company	Invesco Stable Value Fund	260,152	282,882
	State Street Global Advisors	Aggressive Strategic Balanced Fund CL I	214,345	248,661
	State Street Global Advisors	Moderate Strategic Balanced Fund CL I	378,597	451,905
	State Street Global Advisors	Conservative Strategic Balanced Fund CL I	68,006	79,866
	State Street Global Advisors	S&P Large Cap Growth R Indx SL SF CL I	147,227	180,724
	State Street Global Advisors	S&P Large Cap Value R Indx SL SF CL I	139,445	162,909
	State Street Global Advisors	US Long Treasury Indx NL SF CL A	111,153	118,080
	State Street Global Advisors	Intl Indx NL SF CL A	181,884	174,796
	State Street Global Advisors	S&P Midcap R Indx NL SF CL A	338,401	341,097
	State Street Global Advisors	NASDAQ 100 Indx R NL SF CL A	38,996	46,932
	State Street Global Advisors	Tuckerman U.S. REIT Indx NL SF CL A	28,285	35,878
	State Street Global Advisors	Russell Small Cap R Indx NL SF CL A	128,759	131,602
	State Street Global Advisors	S&P 500 R Indx NL SF CL A	211,962	215,625
	State Street Global Advisors	SSgA Target Retirement 2015 NL SF CL A	67,631	68,736
	State Street Global Advisors	SSgA Target Retirement 2025 NL SF CL A	92,089	93,352
	State Street Global Advisors	SSgA Target Retirement 2035 NL SF CL A	4,948	4,992
	State Street Global Advisors	SSgA Target Retirement 2045 NL SF CL A	10,577	10,649
	State Street Global Advisors	U.S. Bond Indx NL SF CL A	60,958	61,815
*	Participant Loans	Interest Rate 4.25% - 10.50%	72,503	72,503

* Denotes party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEW ENGLAND BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 25, 2012	By:	/s/ Cynthia G. Gray
Cynthia G. Gray
Plan Administrator
New England Bank

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm